July 21, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Pam Long

Re:	Collab Z Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted June 9, 2025
CIK No. 0002050338

Dear Ms. Paulemon and Ms. Long:

On behalf of Collab Z Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 23, 2025 with respect to Draft Registration Statement on Form S-1 (the “DRS”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Registration Statement on Form S-1 (“S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No.3 to Draft Registration Statement on Form S-1 filed on June 9, 2025

Dilution, page 40

1.	Please include disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders, or tell us how you determined this disclosure is not necessary. Refer to Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

Future Equity Obligations, page 48

2.	We note your revisions regarding the number of shares that will be issued pursuant to the SAFE agreement. Please describe the terms of the SAFE agreement in more detail. For example, describe any material conditions to the conversion. Also clarify whether the investor should be included in the beneficial ownership table on page 76 as a party with the right to acquire 5% or more of the company’s outstanding shares at the time of the offering, or as an officer or director. We also note your disclosure that the SAFE will convert into an amount of shares undeterminable until an offering price for this offering is established. Please update your disclosure as you have established an offering price of $4.00 per share.

Response: The Company respectively advise the Staff that all material terms of the SAFE agreement have been disclosed on page 48 and that the investor should not be in the beneficial ownership table on page 76 as a party with the right to acquire 5% or more of the company’s outstanding shares at the time of the offering, or as an officer or director. In response to the Staff’s comment, we updated the disclosure where we established an offering price of $4.00 per share.

Shares Eligible for Future Sale, page 80

3.	As requested in comment 11 from our letter dated April 8, 2025, please disclose the number of shares that could be sold pursuant to Rule 144. We note that you have included the number that are registered for resale in the current Amendment No. 3. Please also clarify whether the 60,000 shares of common stock held by the Local Members of the five joint ventures are included in or are in addition to the 3,742,500 shares of common stock that will be subject to the lock-up agreements, as discussed on page 81.

Response: In response to the Staff’s comment, we have revised the disclosure to update the shares of common stock which will be subject to lock-up agreements with the underwriters. We respectively clarify that the 60,000 shares of common stock held by the Local Members of the five joint ventures are in addition to the 3,707,500 shares of common stock that will be subject to the lock-up agreements with the underwriters and held by the directors, officers and certain stockholders who are holders of 5% or more of the outstanding shares of common stock of the Company..

Selling Stockholders, page Alt-8

4.	On page Alt-8 in the Resale Prospectus, please identify by footnote or otherwise whether the listed selling stockholder received the shares in the exchange or in other transactions such as the September Purchase Agreements, as we note that not all of the Purchase Agreement shares were cancelled. In the third paragraph on page Alt-8, please also clarify whether the underwriters are requiring a lock-up of these shares and if so, describe the terms and discuss how this impacts the selling shareholder’s plan of distribution.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 3- Summary of Significant Accounting Policies

Segment Reporting, page F-13

5.	You identify revenue and operating costs as key measures of segment profit or loss reviewed by your CODM. It does not appear that these income statement line items represent measures of segment profit or loss for purposes of ASC 280. Given your disclosure that management has determined that the company only has one operating segment and that the CODM reviews the operating results for the company as a whole to make decisions about allocating resources and assessing financial performance, it appears consolidated net income or loss would be used by the CODM in assessing segment performance and deciding how to allocate resources. Please revise your disclosure to report consolidated net income or loss as the required measure of segment profit or loss or tell us how you determined it was not the measure required to be disclosed. Refer to ASC 280-10-50.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-3

6.	Please revise to include all unregistered sales of the company’s securities by the company within the past three years, including new issues, sales of reacquired securities, and securities issued in exchange for property, services or other securities. In this regard, please include the sales of shares in the September private placement, the securities issued in the December share exchange, securities subject to the SAFE and your agreement with Blake Elliott, as well as the issuance of options in May 2025 and any other ales which were not registered under the Securities Act. Please see Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

Item 16. Exhibits, page II-4

7.	We note that the exhibit index does not include the 2025 Equity Incentive Plan (the “2025 Plan”). Please revise to include the 2025 Plan on the index. Refer to Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq. at (646) 838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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